Filed Pursuant to Rule 424(b)(3)
Registration No. 333-177963

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED AUGUST 27, 2014
TO THE PROSPECTUS DATED MARCH 31, 2014

This Supplement No. 11 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this Supplement No. 11 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the status of the offering and
•an issuer tender offer.

Status of the Offering

We commenced our initial public offering of up to $3,000,000,000 in shares of common stock on October 1, 2012, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.

As of August 26, 2014, we have received aggregate gross proceeds of approximately $219,273,000, including $180,426,000 from the sale of 17,542,034 Class A shares and $38,847,000 from the sale of 3,794,338 Class M shares pursuant to our primary offering. As of August 26, 2014, there were $2,480,727,000 in shares of our common stock in our primary offering available for sale. As of August 26, 2014, we have received approximately $5,529,000 pursuant to our dividend reinvestment plan, including $4,369,000 from the sale of 425,430 Class A shares and $1,160,000 from the sale of 112,508 Class M shares. As of August 26, 2014, there were $294,471,000 in shares of our common stock available for sale pursuant to our dividend reinvestment plan.

We are structured as an externally managed non-listed, daily valuation perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Since the beginning of 2012, we have raised a total of $276,412,000 through our ongoing public and various private offerings, as well as our dividend reinvestment plan.  As of August 26, 2014, our total Company NAV across all share classes was $499,267,000.

Tender Offer
The last paragraph under the heading “Selected Information Regarding Our Operations-Tender Offers” on the top of page 114 of the prospectus is replaced with the following:
On August 26, 2014, we commenced an issuer tender offer to repurchase up to $40 million in Class M shares of our common stock. The full terms of the tender offer are described in the related Schedule TO, which has been filed with the SEC. Our shares are not, and are not expected to be, listed for trading on any securities exchange or over-the-counter market. The majority of stockholders owning Class M shares are not currently eligible for the Company’s regular ongoing share repurchase plan and were last offered liquidity via a similar tender offer two years ago in August 2012. At that time the Company repurchased $26.8 million in shares at the then current NAV per share of $9.76. This Offer is being conducted to provide Class M stockholders an alternative liquidity option at full current NAV per share in advance of their eligibility for the Company’s share repurchase plan later this year beginning in October.

The purchase price for the Class M shares pursuant to the tender offer is $10.48, our NAV per Class M share as of August 25, 2014, and subject to adjustment. For regulatory reasons, we will adjust the purchase price for shares purchased in the tender offer in order to ensure that the purchase price is not greater than the daily NAV per Class M share for any day during the tender offer period. We intend to use cash on hand to repurchase the tendered shares; however, we may utilize a portion of our $40,000,000 revolving line of credit with Bank of America, N.A. to purchase some of the shares.

Under certain circumstances, we may terminate or amend the tender offer or postpone the acceptance of the shares for payment. The tender offer is not conditioned upon the tender of any minimum number of Class M shares. If we repurchase shares in the tender offer, stockholders that do not tender their shares will hold a higher proportionate interest in us than they otherwise would have if we did not conduct the offer. In addition, our aggregate assets will be reduced by the cash used to repurchase the tendered shares. A reduction in our aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by us are relatively fixed and may not decrease if assets decline.

If a stockholder’s Class M shares are currently eligible for repurchase under our share repurchase plan, he or she can tender them in the tender offer.  If such stockholder does not tender his or her Class M shares in the tender offer, any shares not purchased through the tender offer will then be eligible for submission for repurchase under the share repurchase plan ten business days after the close of the tender offer. If such stockholder does not tender his or her Class M shares in the tender offer, he or she will be able to submit his or her Class M shares for repurchase pursuant to the share repurchase plan ten business days after the close of the tender offer.  As soon as reasonably practicable after the end of each business day, we post on our website and make available on our toll-free, automated telephone line our NAV for our shares.  Pursuant to the terms of the share repurchase plan, any request for repurchase may be withdrawn prior to the time that it has been processed by calling (855) 652-0277.